UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

UTStarcom Holdings Corp.
(Name of Issuer)

Ordinary Shares, par value $0.00375 per share
(Title of Class of Securities)

918076100
(CUSIP Number)

Jie Deng Director Tonghao (Cayman) Limited c/o Ruicun Capital Co., Ltd. Room 613, Floor 6, Building 1, No.185, Aona Road, Pilot Free Trade Zone, Shanghai, People’s Republic of China 86 21 20748188
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 918076100	Page 2 of 20 Pages

1		NAME OF REPORTING PERSON Tonghao (Cayman) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO
(1)
Percentage calculated based on the 35,449,485 ordinary shares, par value $0.00375 per share (“Ordinary Shares”) outstanding reported by UTStarcom Holdings Corp. (the “Issuer”) in Item 6 of its Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2017.

SCHEDULE 13D
CUSIP No. 918076100	Page 3 of 20 Pages

1		NAME OF REPORTING PERSON Tonghao Information Technology (Shanghai) Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%(1)
14		TYPE OF REPORTING PERSON (See Instructions) HC
(1)	Percentage calculated based on the 35,449,485 outstanding Ordinary Shares reported by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on November 14, 2017.

SCHEDULE 13D
CUSIP No. 918076100	Page 4 of 20 Pages

1		NAME OF REPORTING PERSON TongDing Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO
(1)	Percentage calculated based on the 35,449,485 outstanding Ordinary Shares reported by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on November 14, 2017.

SCHEDULE 13D
CUSIP No. 918076100	Page 5 of 20 Pages

1		NAME OF REPORTING PERSON Hangzhou Xingqiong Investment LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%(1)
14		TYPE OF REPORTING PERSON (See Instructions) IA
(1)	Percentage calculated based on the 35,449,485 outstanding Ordinary Shares reported by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on November 14, 2017.

SCHEDULE 13D
CUSIP No. 918076100	Page 6 of 20 Pages

1		NAME OF REPORTING PERSON Shanghai Yujing Investment Center (Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%(1)
14		TYPE OF REPORTING PERSON (See Instructions) IC
(1)	Percentage calculated based on the 35,449,485 outstanding Ordinary Shares reported by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on November 14, 2017.

SCHEDULE 13D
CUSIP No. 918076100	Page 7 of 20 Pages

1		NAME OF REPORTING PERSON Ruicun Capital Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%(1)
14		TYPE OF REPORTING PERSON (See Instructions) IA
(1)	Percentage calculated based on the 35,449,485 outstanding Ordinary Shares reported by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on November 14, 2017.

SCHEDULE 13D
CUSIP No. 918076100	Page 8 of 20 Pages

1		NAME OF REPORTING PERSON Qiao Zhongxing.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%(1)
14		TYPE OF REPORTING PERSON (See Instructions) IN
(1)	Percentage calculated based on the 35,449,485 outstanding Ordinary Shares reported by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on November 14, 2017.

ITEM 1.	Security and Issuer
This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, par value $0.00375 per share (the “Ordinary Shares”), of UTStarcom Holdings Corp., an exempted company incorporated in the Cayman Islands (the “Issuer”), whose principal executive offices are located at Level 6, 28 Hennessy Road, Admiralty, Hong Kong.
ITEM 2.	Identity and Background
(a-c)(f)	This Schedule 13D is being filed by the following persons:
1.
Tonghao (Cayman) Limited (“Tonghao Cayman”), an exempted company with limited liability organized under the laws of the Cayman Islands, with its registered office at Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands;

2.
Tonghao Information Technology (Shanghai) Co., Ltd. (“Tonghao Shanghai”), a company incorporated under the laws of the People’s Republic of China with its principal office at Floor 1, Building 1, No. 251, Yaohua Road, Pilot Free Trade Zone, Shanghai, People’s Republic of China;

3.
TongDing Group Co., Ltd. (“TongDing”), a company incorporated under the laws of the People’s Republic of China, with its principal office at No.8 Xiaoping Road, Badu Economic Development Zone, Wujiang District, Suzhou City, Jiangsu Province, People’s Republic of China;

4.
Hangzhou Xingqiong Investment LLP (“Xingqiong”), a limited partnership organized under the laws of the People’s Republic of China, with its principal office at No.5, Room 147, No. 39, Ganshui Lane, Shangcheng District, Hangzhou, Zhejiang Province, People’s Republic of China;

5.
Shanghai Yujing Investment Center (Limited Partnership) (“Yujing”), a limited partnership organized under the laws of the People’s Republic of China, with its principal office at Room 24058, Area 1, Building 2, No.888, West Lake Second Road, New Town, Nanhui, Pudong District, Shanghai, People’s Republic of China;

6.
Ruicun Capital Co., Ltd. (“Ruicun”), a company incorporated under the laws of the People’s Republic of China, with its principal office at Room 613, Floor 6, Building 1, No.185, Aona Road, Pilot Free Trade Zone, Shanghai, People’s Republic of China; and

7.
Qiao Zhongxing (together with Tonghao Cayman, Tonghao Shanghai, TongDing, Xingqiong, Yujing and Ruicun, the “Tonghao Group”), a citizen of the People’s Republic of China, with his principal business address at Room 1605 North Unit Gongyuan Building Qiushi Road Xihu District Hangzhou City Zhejiang Province, People’s Republic of China.

Tonghao Cayman is a special purpose vehicle that was organized to hold the Ordinary Shares acquired in the transactions described in this Schedule 13D, and is wholly owned by Tonghao Shanghai.  Tonghao Shanghai is a special purpose vehicle created as a holding company for Tonghao Cayman.  Tonghao Shanghai is owned 47.8% by TongDing, 26.1% by Yujing and 26.1% by Xingqiong.  TongDing is principally involved in the business of selling communications equipment and technology. Yujing and Xingqiong are principally in the business of making and consulting on investments in various industries, including the telecommunications industry.  Ruicun is an investment advisor and manager, and is managing Yujing’s investment in the Ordinary Shares acquired in the transactions described in this Schedule 13D.  Qiao Zhongxing is the controlling shareholder of Xingqiong.

The name, business address, present principal occupation or employment and the citizenship of each director and executive officer of each member of the Tonghao Group, other than Mr. Qiao, is set forth in Schedules I through VI hereto and are incorporated herein by reference.
(d-e)              During the last five years, no member of the Tonghao Group and, to the best of each such Tonghao Group member’s knowledge, none of the directors or executive officers of such Tonghao Group member listed in Schedules I through VI hereto, have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3.	Source and Amount of Funds or Other Consideration
Pursuant to a purchase and sale agreement dated October 30, 2017 (the “Dasan Purchase Agreement”), Tonghao Shanghai agreed to acquire 1,523,241 Ordinary Shares at $3.25 per share for an aggregate purchase price of $4,950,533.25 from Dasan Networks, Inc. (“Dasan”).  Pursuant to an assignment and assumption agreement dated November 14, 2017, Tonghao Shanghai transferred all of its rights and obligations under the Dasan Purchase Agreement to Tonghao Cayman.  Although Tonghao Cayman notified Dasan that all conditions to closing had been satisfied, Dasan has failed to perform its obligations and has not to date transferred the purchased Ordinary Shares to Tonghao Cayman.  Tonghao Cayman intends to enforce its rights under the Dasan Purchase Agreement.
Pursuant to a purchase and sale agreement dated October 30, 2017 (the “NAM Purchase Agreement”), Tonghao Shanghai agreed to acquire 36,000 Ordinary Shares at $3.25 per share for an aggregate purchase price of $117,000 from Min Woo Nam (“NAM”), a natural person who is the Chairman of Dasan.  Pursuant to an assignment and assumption agreement dated November 14, 2017, Tonghao Shanghai transferred all of its rights and obligations under the NAM Purchase Agreement to Tonghao Cayman.  Although Tonghao Cayman notified NAM that all conditions to closing had been satisfied, NAM has failed to perform its obligations and has not to date transferred the purchased Ordinary Shares to Tonghao Cayman.  Tonghao Cayman intends to enforce its rights under the NAM Purchase Agreement.
Pursuant to a purchase and sale agreement dated November 1, 2017 (the “Invex Purchase Agreement,” and together with the Dasan Purchase Agreement and the NAM Purchase Agreement, the “Purchase Agreements”), Tonghao Shanghai agreed to acquire 3,500,000 Ordinary Shares (the “Purchased Shares”) from Invex Casa de Bolsa S.A. de C.V., Invex Grupo Financiero (“Invex”), a corporation incorporated under the laws of Mexico, at a price of $3.30 per share, for an aggregate purchase price of $11,550,000.  Pursuant to an assignment and assumption agreement dated November 14, 2017, Tonghao Shanghai transferred all of its rights and obligations under the Invex Purchase Agreement to Tonghao Cayman.  On November 28, 2017, Invex and Tonghao Cayman mutually agreed on the mechanics of closing and the transactions contemplated by the Invex Purchase Agreement were consummated.

As a result of the assignment of the Invex Purchase Agreement from Tonghao Shanghai to Tonghao Cayman and the closing of the transactions contemplated by such agreement, Tonghao Cayman may be deemed to have acquired beneficial ownership of 3,500,000 Ordinary Shares, or 9.9% of the total outstanding shares of the Issuer as of November 14, 2017.  Tonghao Cayman obtained the funds to purchase the Ordinary Shares from contributions from the other members of the Tonghao Group.
ITEM 4.	Purpose of Transaction
The Tonghao Group purchased the Ordinary Shares beneficially owned by them with a view towards acquiring additional Ordinary Shares and becoming the largest shareholder of the Issuer.  In the event that the transactions contemplated by the Dasan Purchase Agreement and the NAM Purchase Agreement are consummated following resolution of the disputes with respect thereto, the percentage of Ordinary Shares beneficially owned by the Tonghao Group will increase to approximately 14.4%.  The Tonghao Group will review its investment in the Issuer on a continuing basis and, depending on general market and economic conditions, the performance and prospects of the Issuer, other investment opportunities available to the members of the Tonghao Group, the market price of the Ordinary Shares and other investment considerations, factors and future developments, the Tonghao Group may at any time and from time to time (subject to applicable law) hold, vote, acquire or dispose of or otherwise deal with securities (through open market purchases, private agreements with the Issuer or other parties, or otherwise, as applicable), or suggest or take a position with respect to the management, operations or capital structure, of the Issuer.
The Tonghao Group, as a significant and active shareholder holding approximately 9.9% of the Issuer’s outstanding Ordinary Shares and with the intention of becoming the largest shareholder of the Issuer, has engaged, and intends to continue to engage, in communications with the Issuer’s directors, management and other stockholders regarding potential areas for future cooperation with the goal of improving the Issuer’s business and financial performance.  Such discussions could include, but would not be limited to, the business, operations, investment strategy and portfolio, including with respect to industrial integration, financial condition, corporate governance, management, and future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same, as well as any other matters which the Tonghao Group believes could be relevant to preserving and increasing the value of its investment in the Issuer’s Ordinary Shares and efforts to increase shareholder value generally.
The Tonghao Group has not developed specific topics for such discussions or prepared or developed any specific plans or proposals relating to the Issuer, but they believe that possible matters for consideration could include, among other possibilities, the acquisition of all of the outstanding Ordinary Shares that are not already owned by the Tonghao Group, acquisitions or business combinations by the Issuer, and expansion of the Issuer’s sales and marketing efforts to existing and potential customers, and expansion of the Issuer’s product lines, in attractive markets where the Issuer does not currently have extensive operations or sales. However, the Tonghao Group cannot predict whether any of the foregoing activities will ultimately result in plans or proposals that would be presented to the Issuer or its board or shareholders, and they have not entered into any contracts or made any commitments with respect to any of the foregoing matters.  Except as described herein, the Tonghao Group does not have any plans or proposals which relate to, or could result in, any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

The Tonghao Group may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans, strategies or proposals and take such actions with respect to its investment in the Issuer, including any or all of the actions described in the foregoing paragraphs.
ITEM 5.	Interest in Securities of the Issuer
(a)-(b) Based on the most recent information available, the aggregate number and percentage of the Ordinary Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Tonghao Group members is set forth in boxes (11) and (13) of the cover pages to this Schedule 13D for each of the Tonghao Group members, and such information is incorporated herein by reference. The percentages reported herein are calculated based on the 35,449,485 Ordinary Shares reported outstanding by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on November 14, 2017.
Tonghao Cayman is the direct beneficial owner of 3,500,000 Ordinary Shares.
Tonghao Shanghai, through its ownership of Tonghao Cayman, may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by Tonghao Cayman.
Each of TongDing, Yujing and Xingqiong, through their ownership of Tonghao Shanghai, may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by Tonghao Cayman.
Ruicun, through its management of Yujing’s investment in Tonghao Shanghai, may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by Tonghao Cayman.  Qiao Zhongxing, through his controlling interest in Xingqiong, may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by Tonghao Cayman.
The numbers of Ordinary Shares as to which each of the Tonghao Group members has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes (7), (8), (9) and (10), respectively, on the cover page to this Schedule 13D for each of the Tonghao Group members, and such information is incorporated herein by reference.
(c) Except as described in Item 3 and Item 4, none of the Tonghao Group members have engaged in any transactions in the Ordinary Shares during the sixty days prior to the obligation to file this Schedule 13D. To the knowledge of the Tonghao Group, there have been no transactions by any director or executive officer of any of the Tonghao Group members listed in Schedules I through VI hereto in the Ordinary Shares during the past sixty days.
(d) To the best knowledge of the Tonghao Group, no person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Ordinary Shares held by the Tonghao Group other than each of the Tonghao Group members.
(e) Not applicable.
ITEM 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
The information set out in Item 3 and Item 4 of this Schedule 13D is hereby incorporated herein by reference.

On October 24, 2017, TongDing, Yujing and Xingqiong entered into a Shareholders’ Agreement (the “Shareholders’ Agreement”), pursuant to which they have agreed to form and share control over Tonghao Shanghai and Tonghao Cayman, for the purpose of acquiring and holding the Ordinary Shares that are the subject of this Schedule 13D.  Among other things, the Shareholders’ Agreement provides that, with certain exceptions, any decisions relating to the investment in the Ordinary Shares require unanimous consent of all three parties to the agreement.
On November 1, 2017, TongDing, Yujing and Xingqiong entered into a Supplementary Agreement to the Shareholders’ Agreement (the “Supplementary Agreement”), pursuant to which they agreed on the investment objective of becoming the largest shareholder of the Issuer.  The parties to the Supplementary Agreement further agreed that, notwithstanding the provisions of the Shareholders’ Agreement, in the event such investment objective is not achieved by November 1, 2018, or in the event the value of the Ordinary Shares has increased by at least 20% in the period between the execution of the Supplementary Agreement and such date, any party will have the right to cause Tonghao Cayman to dispose of a number of Ordinary Shares held by Tonghao Cayman equal to such party’s proportional interest in Tonghao Shanghai and receive a payment from Tonghao Shanghai equal to the proceeds of such disposition, in exchange for a reduction in such party’s equity interest in Tonghao Shanghai.
The Tonghao Group members entered into a Joint Filing Agreement on December 8, 2017 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.  Information with respect to each of the Tonghao Group members is given solely by such Tonghao Group member, and no Tonghao Group member assumes responsibility for the accuracy or completeness of the information concerning the other Tonghao Group members except as otherwise provided in Rule 13d-1(k).
Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the members of the Tonghao Group or, to the best of their knowledge, any of the persons named in Schedules I-VI hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
The foregoing descriptions of certain material terms of each agreement above are not complete and are qualified in their entirety by reference to the agreements listed in Item 7 and are incorporated by reference in this Item 6.
ITEM 7	Material to be Filed as Exhibits
Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of December 8, 2017, by and among the Tonghao Group members, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended*

99.2	Purchase and Sale Agreement, dated as of October 30, 2017, between Tonghao Information Technology (Shanghai) Co., Ltd. and Dasan Networks, Inc.*

99.3	Purchase and Sale Agreement, dated as of October 30, 2017, between Tonghao Information Technology (Shanghai) Co., Ltd. and Min Woo Nam*

99.4	Purchase and Sale Agreement, dated as of November 1, 2017, between Tonghao Information Technology (Shanghai) Co., Ltd. and Invex Casa de Bolsa S.A. de C.V., Invex Grupo Financiero*

99.5	Shareholders’ Agreement, dated as of October 24, 2017, by and among TongDing Group Co., Ltd., Hangzhou Xingqiong Investment LLP and Shanghai Yujing Investment Center (Limited Partnership)*

99.6
Supplementary Agreement to Shareholders’ Agreement, dated as of November 1, 2017, by and among TongDing Group Co., Ltd., Hangzhou Xingqiong Investment LLP and Shanghai Yujing Investment Center (Limited Partnership)*

99.7	Dasan Assignment and Assumption Agreement, dated as of November 14, 2017, between Tonghao Information Technology (Shanghai) Co., Ltd. and Tonghao (Cayman) Limited*

99.8	NAM Assignment and Assumption Agreement, dated as of November 14, 2017, between Tonghao Information Technology (Shanghai) Co., Ltd. and Tonghao (Cayman) Limited*

99.9	Invex Assignment and Assumption Agreement, dated as of November 14, 2017, between Tonghao Information Technology (Shanghai) Co., Ltd. and Tonghao (Cayman) Limited*

*Filed herewith.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  December 8, 2017
TONGHAO (CAYMAN) LIMITED

By:	/s/ Jie Deng
Name:	Jie Deng
Title:	Director

TONGHAO INFORMATION TECHNOLOGY (SHANGHAI) CO., LTD.

By:	/s/ Jie Deng
Name:	Jie Deng
Title:	Director

TONGDING GROUP CO., LTD.

By:	/s/ Shen Xiaoping
Name:	Shen Xiaoping
Title:	Legal Representative

HANGZHOU XINGQIONG INVESTMENT LLP

By:	/s/ Chen Xiaoliang
Name:	Chen Xiaoliang
Title:	Authorized Representative

SHANGHAI YUJING INVESTMENT CENTER (LIMITED PARTNERSHIP)

By:	/s/ Wang Hongyu
Name:	Wang Hongyu
Title:	Representative

RUICUN CAPITAL CO., LTD.

By:	/s/ Jie Deng
Name:	Jie Deng
Title:	Chairman

QIAO ZHONGXING

By:	/s/ Qiao Zhongxing
Name:	Qiao Zhongxing

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
Tonghao (Cayman) Limited

The following table sets forth certain information with respect to the directors and executive officers of Tonghao (Cayman) Limited.  The business address of each director and executive officer of Tonghao (Cayman) Limited is the Office of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands.

Name	Present Principal Occupation or Employment	Citizenship
Ma Min	Director	People’s Republic of China
Jie Deng	Director	United States of America
Shen Xiaoping	Director	People’s Republic of China
Liu Dongyang	Director	People’s Republic of China

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF
Tonghao Information Technology (Shanghai) Co., Ltd.

The following table sets forth certain information with respect to the directors and executive officers of Tonghao Information Technology (Shanghai) Co., Ltd.  The business address of each director and executive officer of Tonghao Information Technology (Shanghai) Co., Ltd. is Floor 1, Building 1, No. 251, Yaohua Road, Pilot Free Trade Zone, Shanghai, People’s Republic of China.

Name	Present Principal Occupation or Employment	Citizenship
Ma Min	Director	People’s Republic of China
Jie Deng	Director, Officer	United States of America
Shen Xiaoping	Director	People’s Republic of China
Liu Dongyang	Director	People’s Republic of China

SCHEDULE III

DIRECTORS AND EXECUTIVE OFFICERS OF
TongDing Group Co., Ltd.

The following table sets forth certain information with respect to the directors and executive officers of TongDing Group Co., Ltd.  The business address of each director and executive officer of TongDing Group Co., Ltd. is No.8 Xiaoping Road, Badu Economic Development Zone, Wujiang District, Suzhou City, Jiangsu Province, People’s Republic of China.

Name	Present Principal Occupation or Employment	Citizenship
Shen Xiaoping	Director	People’s Republic of China
Qian Huifang	Officer	People’s Republic of China

SCHEDULE IV

DIRECTORS AND EXECUTIVE OFFICERS OF
Hangzhou Xingqiong Investment LLP

The following table sets forth certain information with respect to the directors and executive officers of Hangzhou Xingqiong Investment LLP.  The business address of each director and executive officer of Hangzhou Xingqiong Investment LLP is No.5, Room 147, No. 39, Ganshui Lane, Shangcheng District, Hangzhou, Zhejiang Province, People’s Republic of China.

Name	Present Principal Occupation or Employment	Citizenship
Chen Xiaoliang	Director, Officer	People’s Republic of China

SCHEDULE V

DIRECTORS AND EXECUTIVE OFFICERS OF
Shanghai Yujing Investment Center (Limited Partnership)

The following table sets forth certain information with respect to the directors and executive officers of Shanghai Yujing Investment Center (Limited Partnership).  The business address of each director and executive officer of Shanghai Yujing Investment Center (Limited Partnership) is Room 613, Floor 6, Building 1, No.185, Aona Road, Pilot Free Trade Zone, Shanghai, People’s Republic of China.

Name	Present Principal Occupation or Employment	Citizenship
Wang Hongyu	Representative	People’s Republic of China

SCHEDULE VI

DIRECTORS AND EXECUTIVE OFFICERS OF
Ruicun Capital Co., Ltd.

The following table sets forth certain information with respect to the directors and executive officers of Ruicun Capital Co., Ltd.  The business address of each director and executive officer of Ruicun Capital Co., Ltd. is Room 613, Floor 6, Building 1, No.185, Aona Road, Pilot Free Trade Zone, Shanghai, People’s Republic of China.

Name	Present Principal Occupation or Employment	Citizenship
Tang Weiqing	Director	People’s Republic of China
Jie Deng	Director, Chairman	United States of America
Jianshi Wang	Director	People’s Republic of China
Wang Hongyu	Vice President	People’s Republic of China